AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 26864
                       FOR THE QUARTER ENDED JUNE 30, 2001

1) Aggregate Investment, for which there is recourse to AEP Co., Inc., in Exempt Wholesale Generators (EWG) and Foreign Utility
         Companies (FUCO)

EWG Investment                $1,227,545,000
FUCO Investment                   87,092,000
                              --------------
Total Aggregate Investment
 in FUCO's and EWG's          $1,314,637,000
                              ==============

Components of statement of aggregate investment in FUCO and EWG's are filed under confidential treatment pursuant to Rule 104(b).

2)       Aggregate Investment as a Percentage of the Following Items

                                     (in millions)                       %

Total Capitalization                $24,319*                            5.4%
Net Utility Plant                    19,448                             6.8%
Total Assets                         50,227                             2.6%
Market Value of Common Equity        15,707                             8.4%

*Includes Long-term Debt Due Within One Year and Short-term Debt.

3)       Consolidated Capitalization Ratio
                                  (in millions)                       %
Short-term Debt                     $ 4,055
Long-term Debt                       11,633*
                                    -------
  Total Debt                         15,688                        64.5%
                                    -------

Preferred Stock                         161                         0.7%
                                    -------
Certain Subsidiary Obligated,
  Mandatorily Redeemable,
  Preferred Securities of
  Subsidiary Trusts Holding
  Solely Junior Subordinated
  Debentures of Such
  Subsidiaries                         322                          1.3%
                                   -------

Common Stock                         2,153
Paid-in Capital                      2,916
Accumulated Other Comprehensive
 Income                               (131)
Retained Earnings                    3,210
                                   -------
  Total Common Equity                8,148                         33.5%
                                   -------
Total Capitalization               $24,319                        100.0%
                                   =======

* Includes Long-term Debt Due Within One Year.

         AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 26864
                       FOR THE QUARTER ENDED JUNE 30, 2001


4)       Market-to-book Ratio of AEP Common Stock

Closing Market Price per Share                       $46.17
Book Value per Share                                 $23.95

Market-to-book Ratio of Common Stock                 192.8%


5)       Analysis of Growth in Retained Earnings

Statement of analysis of growth in retained earnings is filed under confidential treatment pursuant Rule 104(b).


6)       Statement of Revenues and Net Income for each EWG and FUCO

Statement of revenues and net income for the following FUCO's and EWG's are filed under confidential treatment pursuant to Rule 104(b):

         Nanyang General Light Electric Co., Ltd.
         Pacific Hydro Ltd.
         CitiPower Pty.
         AEP Energy Services Limited
         InterGen Denmark, APs
         CSW International Two, Inc.
         Energia Internacional de CSW, S.A. de C.V.
         CSW Vale L.L.C.
         South Coast Power Limited
         Newgulf Power Venture, Inc.
         Trent Wind Farm, Limited Partnership